EXHIBIT 14

PLM Financial Services Inc.
Code Of Ethics

The Board of Directors, Executive Officers and Employees of PLM Financial Services Inc., (the Company") the Trustee of the Trust, operate under a Code of Ethics that acknowledges and supports the integrity and values of the Company.

The Code of Ethics ensures all issues are handled honestly and openly, including notification to the appropriate person or persons associated with the Company of any material transaction(s) or relationship(s) that could be expected to become a conflict and that any conflicts of interest between personal and professional relationships are handled expediently and fairly. All Employees are provided with a clearly defined process to follow for any issues they feel are questionable or relate to possible wrongdoing without any fear of repercussion from Management.

PLM Financial Services Inc. conducts its business within the framework of all applicable governmental laws, rules and regulations.

The Code of Ethics is subject to periodic review by the Board of Directors to assure they continue to meet any modifications required by changes in regulations, the activities of the Company or to support the interests of the shareholders.

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